UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Publication of Prospectus for Potential Offerings of a New Series of Debentures in Israel

Ellomay Capital Ltd., or the Company, hereby announces that on July 15, 2019 it published with the Israel Securities Authority and the Tel Aviv Stock Exchange, or the TASE, a final prospectus for the offering, in Israel only, or the Offering, of a new Series C Debentures. The Company is expected to issue up to an aggregate principal amount of NIS 80 million (approximately $22.5 million) of the Series C Debentures.

The Offering and the listing of the Series C Debentures on the TASE is subject to receipt of a listing approval by the TASE, which is dependent, among other things, on the fulfillment of the TASE’s conditions for public float and value and which, should all conditions be met, is expected to be granted upon the publication of the final terms of the Offering. The completion of the Offering is also subject to the prevailing market conditions.

The Series C Debentures are nonconvertible and unsecured and are not linked (principal or interest). A public tender will be held with respect to the annual interest rate, which may not exceed 4.6%. The principal of the Series C Debentures is repayable in five unequal annual installments as follows: on June 30, 2021 10% of the Principal shall be paid, on June 30 of each of the years 2022 and 2023 15% of the Principal shall be paid, and on June 30 of each of the years 2024 and 2025 30% of the Principal shall be paid. Interest on the outstanding principal of the Series C Debentures is payable on June 30 and December 31 of each of the years 2019 through and including June 30, 2025. The principal amount of the Series C Debentures offered and maximum interest rate may be revised in accordance with the Israeli securities regulations and/or as described the prospectus published by the Company. The Series C Debentures are not rated.

The deed of trust for the Series C Debentures includes customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for failure to meet certain financial covenants. The deed of trust for the Series C Debentures further includes a number of customary causes for immediate repayment including the default of the Company in connection with certain financial covenants.

The net proceeds from the proposed offering are expected to be used for general corporate purposes, which may include refinancing of outstanding debt, financing the Company’s operating and investment activities, financing the developments of current and future projects, acquisitions or collaborations (if any), and dividend distributions, subject in each case to the discretion of the Company’s board of directors from time to time.

The Offering described in this report, if made, will be made in Israel only and not to U.S. persons. The Series C Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this report constitutes a public offering or an invitation to purchase the Series C Debentures.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. Specifically, the forward-looking statements relating to the execution of the Offering and the amount to be raised are subject to uncertainties and assumptions about market conditions and sufficient offers received for an adequate interest rate. The actual conditions could lead to materially different outcome than that set forth above. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By: /s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: July 15, 2019